Exhibit 99.1

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Christophe Weber: Thank you. Good afternoon everyone. It’s a great pleasure to be with you again this year. What I’m planning to do is to give you an update about Takeda and the transformation of Takeda. We started this transformation two years ago. Of course, we had a big event today with the acquisition of ARIAD. I will share with you that perspective as well about ARIAD and the potential of the portfolio in the pipeline of ARIAD.

One is not to underestimate the level of change that a company like Takeda is ongoing. I will give you a few examples here. Whether I teach about our government systems, about our access strategy, whether I teach about our global organization, the executive team, whether I teach about our focus, our R&D transformation strategy – and we decided to focus on GI, Oncology, CNS and Vaccines – and whether I teach on where we are connecting our business – focusing on profitably and growth – the level of change is very significant. But I can share with you that I’m very pleased with the way we are exhibiting this transformation and this strategy.

I came on board at Takeda in 2014. And again, it’s a huge transformation for a company which was created in 1781. It’s like being in a new company, but with very old history and roots. Actually, we are capitalizing on that, especially on the way we want to conduct our business, where we are pricing our medicine, for example, and our market access strategies directly linked with that.

I will focus on one area here before we get to the details because it has significant consequences and it is also why we are announcing the ARIAD acquisition today. It is our therapy area of focus. One of the big decisions we took is to focus our R&D on GI, oncology, CNS, and we have two key projects in vaccines. That’s a huge fundamental change for the company. We believe that this focus will allow us to really discover and develop truly innovative medicine because our assessment of the world situation is that only innovative, game-changing medicine for the patient will be successful in the future.

Our response to that is the therapy focus, which is new for Takeda. Takeda was conducting historically a lot of research activity across many therapy areas, up to ten therapy areas, in the past and we believe that does not allow you to be at the leading edge of innovation and to bring the type of innovative medicine that the world is expecting.

So today I will talk about our portfolio and the way that our portfolio is changing and then I will again focus on business performance, how we are revitalizing our pipeline, and how we are increasing our profitability in the future. We are in a dynamic mode for our portfolio optimization. You have seen that in the past we have sold some activities. Last year we sold our respiratory franchise. Why did we sell it? Well, first because we decided that we will not focus on respiratory. Two, we believed that we were really underperforming not being a respiratory company. So we sold this business last year.

Very recently you have seen that we sold a chemical division, which has been existing for many, many years at Takeda. We sold it very well, we believe, very strategically. We sold it close to 20 times EBITDA. But again, that’s a reflection about the consequences of our strategy. We are very dynamic our thinking, selling what is not core, selling where we are underperforming and potentially acquiring businesses which are freely aligned with our strategy. This is exactly what we are doing with ARIAD Pharmaceuticals.

ARIAD Pharmaceuticals is a highly strategic deal for us, fully aligned with our strategy. That’s why I mentioned that we are focusing on oncology. It’s really reinforcing where we are already strong in hematology, but it’s expanding our presence in the solid tumor. ARIAD is based in Cambridge, Massachusetts. In fact, they are next door. From our offices in Boston we can actually see ARIAD – or we used to see them because they just moved to a building, but basically we are neighbors. That’s very important for the integration and for the next steps. Let me remind you that in Boston we have our R&D headquarters based in Boston and our global oncology business unit is based in Boston. So our entire oncology global activities are based in Boston.

This is very important for us and very strategic. I will explain to you further how we see the value of ARIAD, where we see the value drivers. It’s very consistent with our strategy to develop our pipeline and portfolio in the fields of oncology, GI, and CNS. So let me focus a bit more on the key value drivers of ARIAD. First, Iclusig is already a commercialized product. One thing I will mention is that ARIAD is not a US only dealer. For us, we see it as a global dealer. So Iclusig is commercialized globally. It has been out licensed to another company inside of the US, but it’s a global product.

The next product that we will talk about, Brigatinib, is truly in our mind a global product as well. Iclusig has been commercialized. It’s still a product that is generating a lot of data in the future. It got full FDA approval in November 2016. So that’s part of the value driver that we see in ARIAD.

Brigatinib is really expanding our presence in solid tumors. It’s a product that is targeting lung cancer. We think that Brigatinib has the potential to be the best in class of ALK inhibitors. We feel that it has a very strong characteristic which could position it as a best in class ALK inhibitor. You can see the situation and time of filing of when approval is expected. There is an ongoing Phase 3 study in first line indication and we believe that the potential peak sales are above $1 billion US and it has a very strong IP, which also very complementary to our overall IP situation at Takeda because we have some IP exposure in the year 2022-2025. I think this is very complementary to our IP situation.

A little bit of data on Brigatinib – here you can see that Brigatinib has some efficacy or some activity against all mutation, ALK resistant mutation, compared to other ALK inhibitors. You can see that at the dose of 180mg Brigatinib is inhibiting all resistant mutation. That’s important because eventually that’s what translating to chemical efficacy. So that’s a key differentiation point we believe that progressively will help us to demonstrate Brigatinib has the potential to be the best in class ALK inhibitors.

The clinical data existing today is very promising. We cannot compare products because there are not head-to-head studies, but you look at the PFS data of Brigatinib in the circle line after Brigatinib treatment and it’s very promising, more than 15 months of PFS and the study is still ongoing. Our assessment is that when you look at the preclinical data differentiation, you look at the emerging clinical data, we think that this product has a very significant potential to be a best class ALK inhibitor. For us, it’s very strategic because Takeda has a very broad portfolio, but mainly in hematology. So we are here with Brigatinib entering the solid tumor field and that will lead to further partnerships or alliances in the future because of the lead Takeda is not only hematology, but it’s hematology and solid tumors so there will be some further attractiveness of Takeda oncology in the future.

ARIAD is not only two products, one being commercialized and one about to be commercialized, but it has one promising asset in its pipeline in Phase 1. You can see here how it is adding up to our pipeline and portfolio at Takeda. Of course, this is an earlier asset so we can see how it develops in the future. But again, we feel that we are very happy to add this asset to our pipeline.

Now, you can see our strategy. One thing that I want to say is that we will absorb the cost of the R&D within our R&D budget. We are able to do that because of our R&D transformation that I will talk about. There are a lot of co-synergies in this deal. So the entire R&D cost of ARIAD will be, if you like, absorbed in our R&D budget without increment of our R&D budget. We will have some GNS synergies of course. In fact, we are very happy to integrate ARIAD employees in many areas because we need them and think they are excellent. Of course, commercially we will work together to make Brigatinib a great success. By the way, again, not only in the US but we see that as a global launcher in the future. You can see the details.

It would be accretive to our underlying core earnings in 2018 and neutral in 2017. Again, we feel that it’s a very compelling proposal. We are very excited about it. I am very pleased that we were able to move very rapidly because as a long shelf Brigatinib is happening very soon and we want to be ready for this launch. I get this question all of the time. After this deal we still have some financial flexibility at Takeda. We want to remain investment grade. That’s really our guidance in terms of good leverage. This deal with have no impact on our development policy. This will start very soon and we hope to complete the acquisition in February.

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We have two oncology products today. Of course, we have Velcade as well but Adcetris and Ninlaro are very critical to our future. We highlighted during the R&D day last year 659. It’s a very promising compound we believe. Of course we now have the new compound coming from ARIAD. We have some very extensive external collaboration and you can see our pipeline priority. ADC we have some very high priority program and we really going to identify some entry point in Immuno-Oncology in the future.

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